UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DepoMed, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

249908-10-4

(CUSIP Number)

Arlene Fong

VP Finance and Secretary

Biovail Laboratories International  SRL

Chelston Park, Building 2

Collymore Rock

St. Michael, Barbados, West Indies

Tel: (246) 437-7080

Fax: (246) 437-7085

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908-10-4

1.	Names of Reporting Persons Biovail Laboratories International SRL BLS-98-0447323

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Barbados, West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,402,508*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,402,508*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,402,508*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%*

14.	Type of Reporting Person (See Instructions) CO

* Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on the number of outstanding shares of common stock, no par value (“Common Stock”) of DepoMed, Inc. (“DepoMed”) on March 6, 2008 (as reported in the Form 10-K of DepoMed for the fiscal year ended December 31, 2007 and assuming the cashless exercise of a warrant to acquire an additional 160,476 shares of Common Stock).  The information set forth in line items 7, 9, 11 and 13 includes 2,465,878 shares of Common Stock acquired by Biovail Laboratories International SRL (“Biovail Laboratories”) pursuant to a Stock Purchase Agreement dated May 28, 2002, 1,626,154 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated April 21, 2003, 150,000 shares of Common Stock acquired by Biovail Laboratories on May 2, 2006 pursuant to the partial exercise of the Warrant (as such term is defined in Amendment No. 1) and 160,476 shares of Common Stock acquired by Biovail Laboratories on April 11, 2008 pursuant to the cashless exercise of the remainder of the Warrant.  Biovail Laboratories is a wholly-owned subsidiary of Biovail Corporation.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 25, 2002, as amended on May 2, 2003 (the “Schedule 13D”), by Biovail Laboratories with respect to Common Stock of DepoMed.  Unless otherwise indicated herein, all items in the Schedule 13D not amended hereby remain in full force and effect.  Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to such terms in the Schedule 13D.

As described in Item 3 to Amendment No. 1 to this Schedule 13D, Biovail Laboratories and certain other parties have severally, but not jointly, covenanted with DepoMed to vote all shares of voting stock of DepoMed owned or controlled by each such party in favor of two persons to be nominated by certain Purchasers to serve as members of the board of directors of DepoMed, provided certain conditions are met (the “Voting Commitments”).  As of the date hereof, sufficient information is not publicly available in order to determine the number of shares of Common Stock of DepoMed beneficially owned collectively by Biovail Laboratories and all such other parties which are subject to a Voting Commitment.  As a result of the Voting Commitments, Biovail Laboratories and the other parties subject to Voting Commitments may be deemed to constitute a “group” for the purposes of Section 13(d) of the Exchange Act.  Biovail Laboratories expressly disclaims that it is a member of a “group” with respect to such securities.  The filing of this Amendment No. 2 to the Schedule 13D shall not be construed as an admission that Biovail Laboratories and Biovail Corporation are, for purposes of Sections 13(d) of the Exchange Act or otherwise, the beneficial owners of any securities of DepoMed other than the 4,402,508 shares identified above and Biovail Laboratories and/or Biovail Corporation expressly disclaim any beneficial ownership of any securities of DepoMed other than the 4,402,508 shares identified above.

Item 1.	Security and Issuer
No change.

Item 2.	Identity and Background

The following hereby amends and restates Item 2:

This statement is filed on behalf of Biovail Laboratories International SRL, a Barbados, West Indies corporation.  On January 27, 2005, Biovail Laboratories Incorporated was merged with its parent company (Biovail Holdings Ltd.) to form Biovail Laboratories (2005) Inc.  On January 28, 2005, Biovail Laboratories (2005) Inc. was liquidated/dissolved into its parent company, Biovail Laboratories International SRL.

Biovail Laboratories is a wholly-owned subsidiary of Biovail Corporation, a corporation formed under the Business Corporations Act (Ontario) on February 18, 2000 as a result of the amalgamation of TXM Corporation and Biovail Corporation International and continued under the Canada Business Corporations Act effective June 29, 2005. Biovail Corporation is an international full service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

Biovail Laboratories has its principal office at: Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies, Tel: (246) 437-7080, Fax: (246) 437-7085.

Biovail Corporation has its principal office at: 7150 Mississauga Road, Mississauga, Ontario, L5N 8M5, Canada, Tel: (905) 286-3000, Fax: (905) 286-3050.

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Biovail Laboratories has not, and to the best of Biovail Laboratories’ knowledge, the persons listed on Appendix A hereto have not, during the last five years preceding the date of the transactions described in this Amendment No. 2, (i) been convicted in a criminal  proceeding (excluding traffic violations or similar misdemeanors) or (ii) been parties to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Biovail Corporation has not, and to the best of Biovail Corporation’s knowledge, the persons listed on Appendix A hereto have not, during the last five years preceding the date of the transactions described in this Amendment No. 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On March 24, 2008, Biovail Corporation entered a Consent Decree with the U.S. Securities and Exchange Commission (the “SEC”) as part of a settlement reached with the SEC of an investigation by the SEC in respect of Biovail Corporation and certain current and former officers.  The investigation related to specific accounting and financial disclosure practices that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC on March 24, 2008.  Pursuant to the Consent Decree, Biovail Corporation has not admitted to the civil charges contained in the complaint but agreed to pay $10 million to settle the matter with respect to Biovail Corporation.  The settlement does not include four individuals who were also named in the complaint, including two employees who have been reassigned to non-officer positions.  As part of the settlement, Biovail Corporation also agreed to an examination of its accounting and related functions by an independent consultant.  The complaint is available on the SEC’s website at www.sec.gov.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On May 22, 2006, Biovail Laboratories acquired 150,000 shares of Common Stock pursuant to the partial exercise of the Warrant at an exercise price of US$2.16 per share, for an aggregate purchase price of US$324,000.  The funds necessary to purchase the Common Stock were obtained from working capital of Biovail Laboratories.

The Stock Purchase Agreement dated as of May 22, 2002 was amended on February 8, 2007.  Pursuant to such amendment, the following provisions were deleted: (a) the grant of a right to appoint a non-voting observer to the board of directors of DepoMed; (b) the grant of a right of first offer in connection with any proposed sale of all or substantially all the assets of DepoMed or relating to any merger, recapitalization, restructuring or similar transaction; and (c) the right to participate in any offering of Common Stock to purchase up to the number of shares that will allow Biovail Laboratories to retain an ownership interest in DepoMed equal to its ownership interest immediately preceding such offering.

On April 11, 2008, Biovail Laboratories acquired 160,476 shares of Common Stock pursuant to the cashless exercise of the remainder of the Warrant at an exercise price of US$2.16 per share.

The Biovail Option (as such term is defined in Amendment No. 1) and the Purchaser’s Option (as such term is defined in Amendment No. 1) have expired and were not exercised by Biovail Laboratories.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

Depending on market conditions and other factors, Biovail Laboratories may acquire additional shares of Common Stock in the open market or in private transactions.  Alternatively, depending on market conditions and other factors, Biovail Laboratories may sell all or some of its shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated by the following:

Based on public filings of DepoMed, Biovail Laboratories believes it is the beneficial owner of 4,402,508 shares of Common Stock or 9.2% of the outstanding shares of Common Stock (determined in accordance with Rule 13d-3 under the Exchange Act and based on the number of outstanding shares of common stock of DepoMed on March 6, 2008, as reported in the Form 10-K of DepoMed for the fiscal year ended December 31, 2007, and assuming the cashless exercise of the remainder of the Warrant).  This number of shares and percentage of shares outstanding includes 2,465,878 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated May 28, 2002, 1,626,154 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated April 21, 2003, 150,000 shares of Common Stock acquired by Biovail Laboratories on May 2, 2006 pursuant to the partial exercise of the Warrant and 160,476 shares of Common Stock acquired by Biovail Laboratories on April 11, 2008 pursuant to the cashless exercise of the remainder of the Warrant.

The information contained in Item 2 and Item 3 of this Schedule 13D is hereby incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended by the addition of the following:
Exhibit 3

Form of Warrant (Exhibit B to the DepoMed, Inc. Securities Purchase Agreement, dated as of April 21, 2003).  Incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K, as filed with the SEC on April 25, 2003 by DepoMed, Inc.

Exhibit 4

Form of Nominee Voting Commitment (Exhibit G to the DepoMed, Inc. Securities Purchase Agreement, dated as of April 21, 2003).  Incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed with the SEC on April 25, 2003 by DepoMed, Inc.

Exhibit 5

Amendment No. 1 to Stock Purchase Agreement dated as of May 28, 2002, such amendment dated as of February 7, 2007, between the Company and Biovail Laboratories International SRL.  Incorporated herein by reference to Exhibit 4.7 of the Annual Report on Form 10-K, as filed with the SEC on March 16, 2007 by DepoMed, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008

Biovail Laboratories International SRL
	by	/s/ Arlene Fong
		Name:	Arlene Fong
		Title:	VP Finance and Secretary

APPENDIX A

The tables below set forth with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Executive Officers and Directors of Biovail Laboratories International SRL

(a)  Name

(b)  Residence or Business Address

(c)  Present Occupation

(d)  Citizenship

Jean-Luc Martre VP, Commercial Operations	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	VP, Commercial Operations of BLS	Canadian

Michel Chouinard Director Chief Operating Officer	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	Director and Chief Operating Officer of BLS	Canadian

Arlene Fong Director VP, Finance and Secretary	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	Director and VP, Finance and Secretary of BLS	Canadian

Liza Harridyal-Sodha Director	The Savannah Business Centre Suite 130 Hastings, Christ Church Barbados	Attorney-at-Law Harridyal-Sodha & Associates Inc.	Guyanese

Executive Officers and Directors of Biovail Corporation

(a)  Name

(b)  Residence or Business Address

(c)  Present Occupation

(d)  Citizenship

Douglas Squires Interim Chairman and CEO	3540 Aquetong Road Carversville, Pennsylvania 18913	Interim Chairman and CEO of Biovail Corporation	Canadian

Wilfred Bristow Director	174 Mill Street Milton, Ontario L9T 1S2	Consultant Raymond James – Bristow Financial Group	Canadian

Bill Wells Director	1 President’s Choice Circle Brampton, Ontario L6Y 5S5	Chief Financial Officer, Loblaw Companies Ltd.	USA

Larry Paul Director	10940 Wilshire Boulevard Suite 600 Los Angeles, California 90024	Manager Partner, Laurel-Crown Partners LLC	USA

Michael Van Every Director	Wyndstone Farm 5235 16th Sideroad Nobleton, Ontario L0G 1N0	Retired	Canadian

Lloyd Segal Director	7150 Alexander-Fleming Ville St. Laurent, Quebec H4S 2C8	Chief Executive Officer, Thallion Pharmaceuticals Inc.	Canadian

Adrian de Saldanha Interim Chief Financial Officer	3030 Redstart Drive Mississauga, Ontario L5L 2N2	Interim Chief Financial Officer of Biovail Corporation	Canadian

Mark Durham SVP, Corporate Human Resources and Information Technology	75 Prospect Street Madison, New Jersey 07490	SVP, Corporate Human Resources and Information Technology of Biovail Corporation	Canadian

Gilbert Godin EVP, Chief Operating Officer	869 Goshen Road Newton Square, Pennsylvania 19073	EVP, Chief Operating Officer of Biovail Corporation	Canadian

Wendy Kelley SVP, General Counsel and Corporate Secretary	12 Ingle Wood Drive Toronto, Ontario M4T 1G8	SVP, General Counsel and Corporate Secretary of Biovail Corporation	Canadian

Greg Gubitz SVP, Corporate Development	174 Humber Station Road Caledon, Ontario L7E 0Z2	SVP, Corporate Development of Biovail Corporation	Canadian